

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 1, 2008

Via Mail and Fax

Thomas M. Friel
Executive Vice President, Chief Accounting Officer and Treasurer
Station Casinos, Inc.
1505 South Pavilion Center Drive
Las Vegas, NV 89135

RE: Station Casinos, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 10-Q for the Period Ended June 30, 2008
Form 8-K Furnished May 12, 2008
Form 8-K Furnished August 11, 2008
File Number: 001-06075

Dear Mr. Friel:

We have reviewed your correspondence dated September 2, 2008, along with any additional filings referenced above, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

General

1. Our records indicate that your registrant file number is 001-12037. Please update such on the title page of your Exchange Act filings or advise.

Form 10-K for the Year Ended December 31, 2007

2. Refer to your response to our prior comment number 3. Please disclose the nature of the customer relationships intangible asset and basis of its amortization consistent with your response.

3. Please explain to us in detail the basis for the useful life of 25 years for customer relationships. Provide us with any schedules or analyses in support of such life that you believe may be useful to us.

4. Please provide us with the annual amount of amortization of the customer relationship intangible asset balance at December 31, 2007 for each remaining year. In so doing, illustrate for us how such amortization is determined using the "income forecast methodology" referred to in your response to comment number 3.

Form 10-Q for the Quarterly Period Ended March 31, 2008

5. Refer to your response to our prior comment number 8. Consistent with your response, please clarify in your disclosure what "maintenance capital" expenditures represent and how such are distinguished from maintenance expenditures that are expensed when incurred.

Form 8-K Furnished May 12, 2008
Exhibit 99.1

6. Refer to your response to our prior comment number 14. We believe your revised disclosure should address the substantive reasons specific to you why disregarding each adjusting item in arriving at adjusted EBITDA is useful to investors in evaluating your results. Further, the reference in your intended revised disclosure that adjusted EBITDA is determinative of your ability to incur and service debt and incur capital expenditures appears to be an indication of a cash flow measure, which is inconsistent with your response to comment number 16. Please expand and revise your disclosure accordingly.

7. Also, please disclose the nature of the adjusting item described as "other nonrecurring costs" in arriving at "adjusted EBITDA" and any significant items therein for the periods presented.

8. Refer to your response to our prior comment number 15. Consistent with your response, please add a footnote that clarifies that the adjustment for rent expense in the table for Major Las Vegas Operations whenever presented is solely associated with intercompany rent expense.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management's Discussion and Analysis, page 28
Liquidity and Capital Resources, page 33

9. Please tell us and disclose in terms of cash the significant factors, quantified as appropriate, underlying the material decreases in cash flows provided by operating activities for the comparative periods presented on page 29. Note that references to

changes in line items in the statements of cash flows do not solely provide a sufficient basis for a reader to analyze the impact on cash, and it appears that changes in the amounts of your net earnings may be only partial explanation for the variances. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

10. We note that cash flows of operating activities for each period in 2008 have been significantly lower than the corresponding prior year periods as reported in each of Form 10-Qs filed thus far in 2008. In this regard, please address any known trend likely to affect the quality and potential variability of your operating cash flows for the foreseeable future exhibited by such variances. Identify the significant factors contributing to the trend and quantify to the extent practicable.

Form 8-K Furnished August 11, 2008
Exhibit 99.1

11. Refer to footnote (b) in the reconciliation of net income to EBITDA for the Major Las Vegas Operations. Please disclose specifically how EBITDA for the CMBS properties for each indicated period was calculated. Further, explain how such amounts relate to or are reflected in the EBITDA presented in the reconciliation table.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief